Exhibit 8.2

[Thacher Proffitt & Wood LLP Letterhead]

October 29, 2008

American Home Bank, National Association

3840 Hempland Road

Mountville, PA 17554

Ladies and Gentlemen:

Your have requested our opinion regarding certain federal income tax consequences of the proposed merger (the “Merger”) of American Home Bank, National Association, a national banking association (“AHB”), with and into First National Bank of Chester County, a national banking association (“FNB”) and wholly-owned subsidiary of First Chester County Corporation, a Pennsylvania corporation (“FCCC”).  The Merger will be effected pursuant to the Agreement and Plan of Merger dated as of September 18, 2008 by and among AHB, FCCC and FNB, as amended pursuant to an Amendment to Agreement and Plan of Merger dated as of October 14, 2008 (the “Agreement”).  The Merger and related transactions are described in the Agreement and in the Proxy Statement/Prospectus (the “Proxy Statement”) included in FCCC’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Registration Statement”).  We are rendering this opinion in connection with Section 7.2(c) of the Agreement.  All capitalized terms used but not defined in this letter have the meanings assigned to them in the Agreement.

In connection with the opinion expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Agreement and the Proxy Statement and of such corporate records of the parties to the Agreement as we have deemed appropriate. We will also rely, without independent verification, upon letters of FCCC and AHB to Thacher Proffitt & Wood LLP containing certain tax representations.  We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Agreement, and that the representations made by FCCC and AHB in the foregoing letters will be true, correct and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of FCCC and AHB, will be consistent with the underlying facts as of the Effective Time.  In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Agreement.

This opinion is rendered for the sole benefit of AHB and no other person or entity is entitled to rely hereon.  Copies of this opinion may not be furnished to any other person or entity without our prior written consent, except as may be required by law, nor may any portion of this opinion be quoted, circulated or referred to in any other document, without our prior written consent.  We consent to the furnishing of a copy of this opinion to the FCCC in connection with the Merger.  We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the headings “Certain Federal Income Tax Consequences” and “Legal Matters” in the Proxy Statement which is part of the Registration Statement.

Very truly yours,

/s/ Thacher Proffitt & Wood LLP
Thacher Proffitt & Wood LLP